Ed P. · 3rd

CEO at Exponential Partners

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 Exponential VC

 Harvard Business Sc

Experience



Founder/CEO/Chairman of the Board

Exponential VC · Full-time

Oct 2014 – Present · 6 yrs 3 mos

Southern California

Exponential VC Partners invests in early stage, disruptive, companies that are Pre Series A through Series B with global growth prospects and best in class founders. We invest $2 - $50 Million per round and participate in follow on rounds. We focus on two investment sectors: 1. A data management, deep compute architecture, data analysis and data storage technologies, and application of AI for consumer platforms; 2. Med-Tech, Health and human performance tech, human genome and diagnostic technologies. Our fund's investors are exclusively highly successful entrepreneurs and CEO's from around the world. We strive to add tremendous value by virtue of the collective experience we personally have as business creators and b ...see mor



We Empower Entrepreneurs



Chairman of the Board

Conflict Kinetics Corporation

May 2019 – Present · 1 yr 8 mos

Washington DC

Conflict Kinetics is the world's leading Military Contractor that trains Military War Fighters and also Intelligence Community Operational Teams to increase personal lethality by using advanced Human Performance technology coupled with proprietary training systems developed at CK to dramatically improve thier personal lethality to "win" in a fire figh ...see mor



Conflict Kinetics - Synthetic Training,...



Transition Advisor, Mentor to Navy Special Warfare Operators and Leaders

Naval Special Warfare - U.S. Navy SEAL Teams
Jun 2010 – Present · 10 yrs 7 mos
Coronado Island - California, Virginia Beach - Virginia

Advisor/mentor/instructor to active duty Navy SEAL Operators for personal development, career advancement, mission strategy and establishment.



Chairman Of The Board

UNYQ
Jan 2017 – Present · 4 yrs
Global

UNYQ is the world leader in designing and making 3D printed totally customized for each person prosthetic legs and back braces. UNYQ partners with leading fashion designers to mak these items fashionable, effective and highly wearable.



Board Member

Tictrac
Jul 2016 – Present · 4 yrs 6 mos
London

TicTrac is a leading health tracking platform specifically for private and government payers. TicTrac covers tens of millions of people.

Show 4 more experiences ⌄

Education



Harvard Business School

Alumni
Activities and Societies: Section and Group Leader at Harvard



Massachusetts Institute of Technology

Artificial Intelligence



University of Chicago
MBA

Volunteer experience



Member
Business Executives for National Security (BENS)
Dec 2019 – Present • 1 yr 1 mo
Politics

BENS is the leading Organization to bring the Nations Top Business Leaders to Advise and Partner with US Federal government leaders on matters of National Security for DOD, the Directorate of National Intelligence, Federal Law Enforcement and the US Justice Dept. Communities on matters of U.S. National Security. Ed serves on 3 Task Forces, all of which are related to National Security matters.



Member, Board Member, Chairman of 2 Chapter Boards & Chairman of many multi-day international events
YPO
Sep 1996 – Present • 24 yrs 4 mos
Education

YPO ("Young Presidents Organization) is the world's largest collection of CEO's, Founders and Global Leaders. The YPO concept is lifelong learning for Global Leaders through once in a lifetime experiences and education events.

Harvard National Security Fellowship - Mentor
Harvard National Security Fellowship - Mentor
Sep 2020 – Present • 4 mos
Education



